ENERSYS
POLICY ON INSIDER TRADING
I.Rule applicable to all directors, officers, employees, agents, independent advisors and consultants of EnerSys and its subsidiaries (collectively, the “Company”) and their respective Related Persons[1].

Under federal securities laws, no director, officer, employee, agent, independent advisor or consultant of the Company or any Related Person of the foregoing may engage in the trading[2] of the securities of the Company, as well as derivative securities that are not issued by the Company (collectively, “Company Securities”), while in possession of material[3] nonpublic[4] information about the Company. Such prohibition also includes electing to participate in, or terminate an interest in, or increase or decrease an existing election in, the Company’s Employee Stock Purchase Plan (the “ESPP”). Directors, officers and employees of the Company and their respective Related Persons are also prohibited from trading the securities of any other company while in possession of material nonpublic information about the other company as well as derivative securities related to those securities that was acquired in their capacity as a director, officer or employee of the Company. The Company also prohibits any hedging transactions involving Company Securities, which can be accomplished through a variety of mechanisms, including the use of financial instruments such as prepaid variable forwards, equity swaps, collars and exchange funds. Additionally, the Company prohibits Company Securities from being held in a margin account as collateral for a margin loan, which permits a broker without the customer’s consent to sell such Company Securities if the customer fails to meet a margin call or pledged (or hypothecated) as collateral for a loan, which would permit such Company Securities to be sold in foreclosure if the borrower defaults on the loan.
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[1] “Related Person” means: a spouse; minor children; anyone else living in your household; any family member who does not live in your household, but whose transactions in Company Securities are directed by you or are subject to your influence or control, such as parents or adult children who consult with you before they trade in Company Securities; partnerships in which you are a general partner; trusts of which you are a trustee; and estates of which you are an executor.
[2] “Trading” or “trade” refers to the purchase or sale of, or offer to purchase or sell, or the gift of securities (i.e., common stock, preferred stock, options to acquire common stock or preferred stock, etc.) or to “tipping” and making recommendations to trade to other persons and also includes an election to participate in, or terminate an interest in, or increase or decrease an existing election in, the Company’s ESPP.
[3] “Material information” is information which would reasonably be expected to (i) affect the price of the securities of the company to which it pertains, (ii) be important to an investor in deciding whether to buy, sell or hold a security of the company to which it pertains, or (iii) significantly alter the total mix of information available in the marketplace concerning the issuer of the security. Material information can include both favorable and unfavorable information.
[4] “Nonpublic” information is information that is not available to the general public. Unless information has been publicly disclosed (such as by means of a press release carried over a major news service, in a major news publication, in a public filing made with the Securities and Exchange Commission (“SEC”), or in materials sent to stockholders) and the market has had sufficient time to absorb and react to the information, it should be assumed that the information is nonpublic. As a general rule, trading should be avoided for two (2) trading days following major news announcements. If circumstances (e.g., a complex transaction) indicate that a longer period for public dissemination may be necessary, trading should be avoided until such time period has passed.

Revision: Version 11.0        Effective Date: October 19, 2023

II. Additional rules applicable to all directors, officers and certain employees of EnerSys identified in Attachment A.

1.Blackout Periods

All persons subject to these trading rules must check the EnerSys’ Legal Department SharePoint site on the “Blackout Calendar” before trading to determine whether a blackout period is in effect. If you have any questions regarding whether a blackout period is in effect consult the Company’s Chief Legal Officer.

Quarterly blackout periods. These persons may not trade in Company Securities during the recurring quarterly blackout period, which begins after the fourteenth (14th) calendar day following the last day of the second month of each calendar quarter and ends at the close of business on the first (1st) full trading day after the public release of the Company’s earnings for such quarter (with the day of release being counted as the first trading day only if such public release occurs before the market opens). The blackout dates are posted on the EnerSys’ Legal Department SharePoint site on the “Blackout Calendar”. This prohibition applies to any trading in Company Securities during a blackout period, including (i) open market purchases or sales or (ii) a sale of Company Securities following exercise of an employee stock option (including a sale by way of a cashless exercise).

Temporary blackout periods. The Company may also institute temporary blackout periods in the event of a material corporate developments. Notice of such temporary blackout periods will be posted on the EnerSys’ Legal Department SharePoint site on the “Blackout Calendar”.

Written (10b5‑1) Plan. The limitations of the blackout periods shall not apply to trading in Company Securities pursuant to a “written plan for trading securities” provided that such plan meets the requirements of SEC Rule 10b5-1 of the Securities Exchange Act of 1934 and is approved in advance by EnerSys’ Chief Legal Officer. For more information regarding requirements of a trading plan under SEC Rule 10b5-1, see the Policy on Material Non-Public Information for Directors, Executive Officers and Affiliates.

Employee Stock Purchase Plan. These persons may not make an election to participate in, or terminate an interest in, or increase or decrease an existing election in, the Company’s ESPP during a blackout period or at any time during which such person has material nonpublic information regarding the Company. However, ongoing purchases of Company stock through the ESPP pursuant to a prior election are permitted notwithstanding the fact that such person has material nonpublic information regarding the Company.

2. Selling short. These persons may not at any time during their employment or service with the Company sell Company Securities they do not own.

3. Options. An employee may exercise an employee stock option at any time, but any stock acquired upon such exercise may not be sold (whether by means of a cashless exercise or otherwise) if the employee has material nonpublic information regarding the Company. (Note: Please consult with the Chief Legal Officer if you have any questions regarding the selling of your stock and material nonpublic information which you believe you may have.) At any time, however, an employee may deliver EnerSys stock already owned to pay the option exercise price and taxes. These persons may not at any time buy or sell options on Company Securities except in accordance with a program approved by the Company Board of Directors or a trade cleared by the Chief Legal Officer. (Note: This restriction does not apply to the exercise of employee stock options which is discussed in the first sentence of this paragraph.) See Cashless Exercise of Options (Off-Market Policy) for additional information regarding the cashless exercise of options.

4. Other Companies. No person subject to this Policy nor their respective Related Persons may trade in any security of any other company while in possession of material nonpublic information that was obtained in the course of their involvement with the Company. No such person or their respective Related Person who knows of any such material nonpublic information may communicate that information to, or tip, any other person, including family members and friends, or otherwise disclose such information. For additional restrictions related to a proposed acquisition, see section III below.

III. Additional rules applicable to proposed acquisitions.

Whenever EnerSys is actively considering a particular company for a material acquisition or for another material business relationship (such as a joint venture) or whenever another company is considering acquiring EnerSys, all EnerSys employees involved in, or aware of, due diligence or other planning for or attention to the acquisition or business relationship (“Knowledge Holding Employees”) are, together with their respective Related Persons, prohibited from trading in any Company Securities and any securities of the other company. If you are a Knowledge Holding Employee, you should contact the Company’s Chief Legal Officer regarding whether such acquisition or business relationship would be considered “material” and result in a trading blackout with respect to Company Securities or any other company. All persons with knowledge of any proposed or pending acquisition or other business relationship must check with the Chief Legal Officer before trading.

Except with respect to directors and executive officers (see section IV.3 below) and unless as otherwise announced by the Company’s Chief Legal Officer, the trading window may be closed to all EnerSys employees and their respective Related Persons, and remain closed for two (2) full trading days following the public announcement of an acquisition or relationship. If EnerSys does not enter into an agreement relating to the acquisition or relationship, this prohibition will terminate when announced by the Company’s Chief Legal Officer. Any such blackout periods following public announcement of an acquisition or business relationship will be communicated by the Company’s Chief Legal Officer.

If you have any questions whether trading is prohibited pursuant to this Section III, consult the Company’s Chief Legal Officer.

IV. Additional rules for the Company directors and executive officers (i.e., Section 16 reporting persons).

1.Pre-clearance and reporting. Any trade of Company Securities by a director, executive officer or Related Person must be pre-cleared with the Chief Legal Officer and such trade must be reported promptly to the Chief Legal Officer once made, in each case pursuant to the Policy on Material Non-Public Information for Directors, Executive Officers and Affiliates.

2.Options and other stock plans. The exercise of EnerSys stock options and/or the sale of stock acquired upon an exercise are subject to special rules and the Chief Legal Officer must be contacted before any such transaction is conducted. See Section VIII of the Policy on Material Non-Public Information for Directors, Executive Officers and Affiliates and Cashless Exercise of Options (Off-Market Policy) for an explanation of these rules.

3.Mergers and Acquisitions. Complex rules exist for directors and executive officers that restrict their trading in Company Securities and the securities of the other company while EnerSys is actively considering material merger or acquisition transactions and ending with the completion of the transaction. Please refer to Sections V.1 and XII.2 of the Policy on Material Non-Public Information for Directors, Executive Officers and Affiliates for a brief explanation of these rules.

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Note: This policy applies to personal securities transactions by all directors, officers, employees, agents, independent advisors or consultants of the Company and their respective Related Persons, including:

(a) transactions for accounts in which the EnerSys director, officer or employee has an interest or an ability to influence transactions; and

(b) transactions by the director’s, officer’s or employee’s spouse or any other member of their household unless (i) the household member’s investment decisions are made independently of the EnerSys director, officer or employee and (ii) the household member has not received nonpublic information about the issuer of the security.

It must be understood, however, that the director, officer and employee and/or the household member will bear the burden of demonstrating that the household member has not received nonpublic information. Furthermore, EnerSys directors and executive officers are subject to special rules with respect to any transactions covered in paragraphs

(a) and (b) above and any such proposed transaction in Company Securities must be discussed in advance with EnerSys’ Chief Legal Officer.

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This Policy was adopted by, and is the responsibility of, the Nominating and Corporate Governance Committee, and is administered by the Chief Legal Officer of EnerSys. If you have any questions regarding this Policy, please contact EnerSys’ Chief Legal Officer. In all cases, the responsibility for determining whether an individual is in possession of material nonpublic information rests with that individual, and any action by the Company, EnerSys’ Chief Legal Officer or any other employee or director pursuant to this Policy (or otherwise) does not in any way constitute legal advice or insulate an individual from liability under applicable securities laws.

EnerSys Policy on Insider Trading

Attachment A

1. All members of the Board of Directors of EnerSys;

2. All direct reports to the President or Chief Executive Officer of EnerSys;

3. All direct reports to a business unit or regional President;

4. All Executive Vice Presidents, Senior Vice Presidents or Vice Presidents;

5. All Director level personnel directly or indirectly reporting to the Chief Executive Officer;

6. All salaried exempt personnel directly or indirectly reporting to the Chief Financial Officer;

7. All salaried exempt personnel directly or indirectly reporting to the Vice President & Corporate Controller;

8. All salaried exempt personnel directly or indirectly reporting the VP Finance MP Global, VP Finance ES Global, Senior Director Finance Specialty, or Director Operations Finance;

9. All Marketing Directors;

10. All direct reports to the Chief Integrated Supply Chain Officer; and

11. All employees in the following departments:

a. Executive
b. Legal
c. Internal Audit
d. Human Resources (only Director-level and above)